The Prudential Series Fund
For the period ended 6/30/08
File number 811-03623


                          SUB-ITEM 77D

          Policies With Respect to Security Investment


                   THE PRUDENTIAL SERIES FUND
         SP Aggressive Growth Asset Allocation Portfolio
             SP Balanced Asset Allocation Portfolio
           SP Conservative Asset Allocation Portfolio
            SP Growth Asset Allocation Portfolio and
                        Global Portfolio
            Diversified Conservative Growth Portfolio

               Supplement dated May 1, 2008 to the
 Prospectus and Statement of Additional Information (SAI) dated
                           May 1, 2008

This Supplement sets forth certain changes to the Prospectus and SAI of The Prudential Series Fund (the Fund), dated May 1, 2008, with respect to the indicated Portfolios of the Fund. The Portfolios discussed in this Supplement may not be available under your variable contract. For more information about the Portfolios available under your contract, please refer to your contract prospectus. The following should be read in conjunction with the Fund's Prospectus and SAI and should be retained for future reference. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Fund's Prospectus and SAI.

At a recent special meeting of the Fund's Board of Trustees, the Board approved submitting to shareholders a proposal to approve for each of the indicated Portfolios a new subadvisory agreement between Prudential Investments LLC (PI) and each of Quantitative Management Associates LLC (QMA), Prudential Investment Management, Inc. (PIM) and Jennison Associates LLC (Jennison) (collectively, the Subadvisers).

Under the proposed subadvisory agreement, PI would be allowed to engage any or all of the Subadvisers to provide investment advice, including but not limited to day-to-day portfolio management, asset allocation advice and other research and advisory services. PI would remain responsible for monitoring the activities of the Subadvisers, evaluating each Subadviser's performance, and reporting on such activities and evaluations to the Board. PI expects to utilize initially only QMA to provide investment advisory services to each Portfolio, except for the Diversified Conservative Growth Portfolio, which will continue to use Jennison and PIM to each manage a portion of the assets of the Diversified Conservative Growth Portfolio.

Beneficial shareholders of record as of April 21, 2008 will be entitled to vote on the proposal. A proxy statement detailing the proposal and providing additional information about the proposal has been filed with the Securities and Exchange Commission, and will be furnished to beneficial shareholders shortly.




   PSFSUP1